SPV - ABC Recess LLC
(a Wyoming Limited Liability Company)

Reviewed Financial Statements
As of the date of inception February 12, 2024

Reviewed by:



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

SPV - ABC Recess LLC

Table of Contents




Independent Accountant's Review Report

April 19, 2024
To: Board of Directors of SPV - ABC Recess LLC
Attn: Merav Goldman, CEO
Re: Inception Financial Statement Review– SPV - ABC Recess LLC

Financial Review of the Financial Statements

We have reviewed the accompanying financial statements of SPV - ABC Recess LLC (the "Company"), which comprise the balance sheet as of the date of inception February 12, 2024 and the related statements of income, equity, and cash flows for the date then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of SPV - ABC Recess LLC for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
April 19, 2024





SPV – ABC RECESS LLC
BALANCE SHEET
As of February 12, 2024 (Inception)
(Unaudited)

ASSETS

Current Assets

Cash and cash equivalents	$	-
Total Current Assets		-
Total Assets	$	-

LIABILITIES AND MEMBERS' EQUITY

Current Liabilities

Accounts payable	$	-
Related Party Payable		-
Total Current Liabilities		-

Long-Term Liabilities

Total Long-Term Liabilities		-
Total Liabilities		-

Member's equity

Member's capital		-
Retained earnings		-
Total Member's Equity		-
Total Liabilities and Member's Equity	$	-

The accompanying footnotes are an integral part of these financial statements.

SPV - ABC RECESS LLC
INCOME STATEMENT
As of February 12, 2024 (Inception)
(Unaudited)

Revenues	$	-
Operating Expenses		
General and administrative		-
Professional services		-
Depreciation and amortization		-
Total Operating Expenses		-
Net Income (Loss)		$ -

The accompanying footnotes are an integral part of these financial statements.

SPV – ABC RECESS LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
As of February 12, 2024 (Inception)
(Unaudited)

	Member's Capital	Retained Earnings	Total Member's Equity
Balance as of February 12, 2024 (inception)	$ -	$ -	$ -

The accompanying footnotes are an integral part of these financial statements.

SPV – ABC RECESS LLC
STATEMENT OF CASH FLOWS
As of February 12, 2024 (Inception)
(Unaudited)

Cash Flows from Operating Activities		
Net Income (Loss)	$	-
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization		-
Changes in operating assets and liabilities:		
Accounts receivable		-
Accounts payable		-
Related Party Payable		-
Net cash provided by (used in) operating activities		-
Cash Flows from Investing Activities		
Net cash used in investing activities		-
Cash Flows from Financing Activities		
Net cash used in financing activities		-
Net change in cash and cash equivalents		-
Cash and cash equivalents at beginning of period		-
Cash and cash equivalents at end of period	$	-

The accompanying footnotes are an integral part of these financial statements.

SPV – ABC RECESS LLC
NOTES TO FINANCIAL STATEMENTS
AS OF FEBRUARY 12, 2024 (INCEPTION)
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

SPV – ABC Recess LLC (which may be referred to as the "Company", "we," "us," or "our"), a Wyoming limited liability company, operates pursuant to a limited liability company agreement (the "Agreement") dated February 12, 2024. The Company was formed on February 12, 2024 with the intent to facilitate the investment in Gold + Bern LLC, a California limited liability company ("Crowdfunding Issuer"), via a regulation crowdfunding offering. The general purpose of the Company is to acquire, hold, dispose of, and otherwise invest in simple agreements for future equity (each a "SAFE") convertible into units of Class B membership interests of the Crowdfunding Issuer; to exercise all rights, powers, and privileges with respect to such securities of the Crowdfunding Issuer; to enter into, make, and perform all contracts in connection with its ownership of such securities of the Crowdfunding Issuer; and to engage in any other lawful activities which are related or incidental to the foregoing purposes.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. As of February 12, 2024, the Company had no cash on hand and has not yet created a bank account.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

SPV – ABC RECESS LLC
NOTES TO FINANCIAL STATEMENTS
AS OF FEBRUARY 12, 2024 (INCEPTION)
(UNAUDITED)

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of February 12, 2024.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company is a limited liability company, treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying financial statements.

Any uncertain tax position taken by a member is not an uncertain position of the Company.

NOTE 4 – MEMBERS AND OWNERSHIP

The Company has a single class of membership Units, which shall be issued to Members purchasing such Units pursuant to a Regulation Crowdfunding offering in consideration for their Capital Contributions. All money received from Members shall be used to purchase SAFEs from the Crowdfunding Issuer. The Company shall maintain a one-to-one relationship between the number, denomination, type and rights of the securities of the Crowdfunding Issuer the Company owns and the number, denomination, type and rights of its securities outstanding. The Company has not issued units to any members as of February 12, 2024.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 6 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to raise additional funds through a crowdfunding campaign, capital contributions from Members and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

SPV – ABC RECESS LLC
NOTES TO FINANCIAL STATEMENTS
AS OF FEBRUARY 12, 2024 (INCEPTION)
(UNAUDITED)

NOTE 7 – SUBSEQUENT EVENTS

Management's Evaluation

Management has evaluated subsequent events through April 19, 2024, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified that require adjustment or disclosure in the financial statements.